SECURITIES AND EXCHANGE COMMISSION

                               Washington, D.C. 20549

                                      FORM 10-C

                 Report by Issuer of Securities Quoted on NASDAQ
                           Interdealer Quotation System
                   Filed Pursuant to Section 13 or 15(d) of the
                 Securities Exchange Act of 1934 and Rule 13a-17
                               or 15d-17 thereunder

                         PARALLEL PETROLEUM CORPORATION
                  (Exact name of issuer as specified in charter)

                            110 N. Marienfeld, Suite 465
                               Midland, Texas 79701
                      (Address of principal executive offices)
           Issuer's telephone number, including area code (915) 684-3727

                       CHANGE IN NUMBER OF SHARES OUTSTANDING

             Indicate any change (increase or decrease) of 5% or more
                         in the number of shares outstanding:

1.  Title of security:  Common Stock, $.01 par value per share
2.  Number of shares outstanding before the change: 14,906,358
3.  Number of shares outstanding after the change:  17,406,358
4.  Effective date of change: December 18, 1996
5.  Method of change: Public Offering



Dated December 20, 1996

                                            PARALLEL PETROLEUM CORPORATION



                                            By:   /s/ LARRY C. OLDHAM
                                               -------------------------------
                                                  Larry C. Oldham, President